Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

October 9, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Douglas Brown Mr. Timothy Levenberg

Re:	Vantage Drilling Company Amendment No. 1 to Registration Statement on Form S-3 File No. 333-160477 Filed July 8, 2009 Preliminary Proxy Statement Filed August 31, 2009 File No. 1-34094

Dear Messrs. Schwall, Brown and Levenberg:

This letter is in response to your letter dated September 24, 2009, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”) and proxy statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

General

1.	Comment. Where comments on one document or disclosure apply to another document or related disclosure, make corresponding changes to all such documents and disclosures. This will eliminate the need for us to issue repetitive comments.

Response. The Company, where applicable, has revised the documents or disclosures in response to the Staff’s comments.

U.S. Securities & Exchange Commission

October 9, 2009

2.	Comment. Make clear in your letter of response precisely where you have made the responsive changes in the marked versions of the documents that you file via EDGAR and in the versions that you provide to us supplementally.

Response. The response letter will identify where responsive changes have been made.

Amendment No. 1 to Registration Statement on Form S-3

General

3.	Comment. Please note that all outstanding comments relating to your preliminary proxy statement will need to be resolved prior to your requesting accelerated effectiveness for the registration statement.

Response. The Company understands that all outstanding comments relating to its preliminary proxy statement must be resolved prior to requesting acceleration of effectiveness for the registration statement.

Risk Factors, page 7

4.	Comment. You added new text to the introductory paragraph which suggests that the reader may find more risks described elsewhere in the prospectus or in documents incorporated by reference. This is inconsistent with Securities Act Rule 411. Rule 411(d) states in part that “Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.” Eliminate the suggestion that other risks are described elsewhere, and make clear that you identify in this section all known, material risks.

Response. The Company will revise the disclosure in the registration statement in response to the Staff’s comment.

Exhibit 5.1

5.	Comment. You did not provide us with a marked version of Exhibit 5.1. In the future, please provide us with marked versions of all changed exhibits, as this will expedite our review.

Response. The Company will file a marked version of Exhibit 5.1 when it files an amendment to the Registration Statement.

6.	Comment. In response to prior comment 3 from our letter dated July 31, 2009, Porter & Hedges suggests that the new exhibit 5.1 addresses our comment. However, reference to the new opinion reveals that rather than remove or explain the basis for prior qualifications 4.1 and 4.2, as the comment requested, Maples and Calder merely moved those same statements to the opinions section where they now appear within paragraphs 3.1, 3.2, and 3.3. We reissue prior comment 3.

U.S. Securities & Exchange Commission

October 9, 2009

Response. The Company will file a revised opinion in response to the Staff’s comment when it files an amendment to the Registration Statement.

Preliminary Proxy Statement on Schedule 14A

General

7.	Comment. Provide updated and current disclosure throughout the revised proxy statement. For example, the section entitled “Loans” should reflect the disclosure included in your amended registration statement regarding the financing of the Aquamarine Driller and the Topaz Driller.

Response. Where appropriate, the Company has provided updated and current disclosure throughout the revised proxy statement. However, there is no correlation between the disclosure in the section entitled “Loans” in proposal 8 and the recent financing of the Aquamarine Driller and the Topaz Driller. The disclosure in section entitled “Loans” in proposal 8 relates solely to the convertible notes that were issued to F3 Capital and are unrelated to the financing of the Aquamarine Driller and the Topaz Driller.

8.	Comment. Notwithstanding the disclosure that appears in the “Certain Relationships” section, please disclose near the front of the document that Mr. Hsin-Chi Su has conflicts of interest in making the recommendation that shareholders approve proposals 8 and 9. Similarly identify all other directors with conflicts of interest in making the board’s recommendation with regard to proposal 10. In that regard, we note that Mr. Hsin-Chi Su beneficially owns 53.87% of your ordinary shares and that he owns 100% of F3 Capital. We note also the list of signatories to the agreement you filed as exhibit 10.1 to the Form 8-K filed June 8, 2009.

Response. The Company has revised the proxy statement to include disclosure that Mr. Hsin-Chi Su has conflicts of interest in making the recommendation that shareholders approve proposals 8 and 9. The Company has revised the disclosure in the proxy statement to identify those directors that purchased ordinary shares in the private placement discussed in proposal 10. The Company acknowledges that those directors have an interest in addition to that of the shareholders who did not participate in the private placement and has revised the disclosure accordingly. Please see the section captioned “Interest of Certain Persons” on page 2 of the revised proxy statement.

9.	Comments. Provide similar disclosure in bold font at each place that the recommendations appear throughout the proxy materials.

U.S. Securities & Exchange Commission

October 9, 2009

Response. The Company has revised the disclosure to provide similar disclosure in bold font at each place that the recommendations appear throughout the proxy materials.

Proposal 8, page 16

10.	Comments. Disclose the background of each of the transactions and provide greater context for each, explaining how the agreements came about in each case.

Response. The Company has revised the proxy statement to provide the background of the transactions and provide greater context. Please see the section captioned “Background of the Transaction” in proposal 8.

11.	Comments. Highlight Mr. Su’s role and the nature of his affiliations with F3 Capital and Mandarin. Emphasize the current level of his beneficial ownership of shares of Vantage Drilling, and clarify the impact that these additional issuances will have on his beneficial ownership.

Response. The Company has revised the proxy statement to disclose that Mr. Su owns a controlling interest in Mandarin. In addition the Company has updated the proxy statement to disclose Mr. Su’s level of ownership of the Company’s ordinary shares as of the record date and the impact of the additional issuances on his beneficial ownership. Please see the proposal 8.

Proposal 9, page 18

12.	Comments. Disclose the consequences if the proposal is not approved.

Response. The Company has revised the proxy statement to disclose the consequences if the proposal is not approved. Please see section captioned “Consequences if Proposal 9 is not Approved.”

Proposal 10, page 19

13.	Comments. Revise to identify the members of management that were among the “certain purchasers” to which you refer, and name the other purchasers or identify them by class.

Response. The Company has revised the proxy statement to disclose the directors and members of management that purchased ordinary shares in the placement and identified the other purchasers by class.

U.S. Securities & Exchange Commission

October 9, 2009

14.	Comments. Disclose the consequences if the proposal is not approved.

Response. The Company has revised the proxy statement to disclose the consequences if the proposal is not approved. Please see section captioned “Consequences if Proposal 10 is not Approved.”

Role of Executive Officers in Compensation Decisions, page 26

15.	Comments. We note that your Chief Executive Officer makes compensation recommendations to the compensation committee regarding his own compensation. Revise your disclosure to discuss the role of the Chief Executive Officer in the entire determination process used by the compensation committee. For example, please discuss whether the Chief Executive Officer is present during the compensation committee’s deliberation regarding his compensation.

Response. The Company has revised the disclosure in response to the Staff’s comment. Please see the section captioned “Role of Executive Officers in Compensation Decisions.”

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown

Bryan K. Brown